Exhibit 99.81

PRESS RELEASE

For immediate release

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES

NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

NURAN WIRELESS ANNOUNCES CORPORATE UPDATE

Quebec, QC, Canada, April 23, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, announces corporate updates regarding the restructuring transaction and the acquisition of Advance Factoring Inc. (the "Factor").

The former shareholders of the Factor entered into an undertaking on April 17, 2026 (the “Undertaking”) pursuant to which they agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, transfer, or otherwise dispose of any securities of the Company held by them and issued pursuant to the share purchase agreement dated December 22, 2025 (the “SPA”), notwithstanding the expiry or removal of any legend required under applicable securities laws, as contemplated by section 2.5 of the SPA. Absent the execution of the Undertaking, the legend was scheduled to expire this day.

The Undertaking remains in effect until the earlier of (i) two business days following the removal of the Company from the British Columbia Securities Commission (the “BCSC”) ’s Issuers in Default List, and (ii) the date on which the BCSC provides its written consent to revise, replace, or revoke the Undertaking.

Moreover, the Company remains in the process of completing a material change report containing the disclosure required by section 5.2 of Form 51-102F3 and section 14.2 of Form 51-102F5 with respect to the acquisition of the Factor. The Company is continuing to prepare the required disclosure and intends to remedy the default as soon as practicable in accordance with applicable securities laws.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

info@nuranwireless.com

Tel: (418) 264-1337

PRESS RELEASE

The Canadian Securities Exchange has not reviewed, approved or disapproved the contents of this press release, and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. Certain statements herein constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the Company’s business plan, the continued listing on the CSE and the Company’s strategic positioning, future growth, and operational and commercial expansion in its target markets. Forward- looking statements or information often can be identified by the use of words such as “anticipate”, “intend”, “expect”, “plan” or “may” and the variations of these words are intended to identify forward-looking statements and information. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, are “forward-looking statements.”

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements are based on management’s current expectations and assumptions but are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others, the risk that the Company may not file the material change report with respect to the Restructuring Transaction without the satisfaction of the British Columbia Securities Commission. Additional risks include risks related to the Company’s ability to execute its business strategy, secure financing, expand its NaaS operations, manage supplier relationships, comply with regulatory requirements in its operating jurisdictions, and general economic and market conditions. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements. The company undertakes no obligation to update forward-looking statements except as required by applicable securities laws.